Northwest Biotherapeutics, Inc.

4800 Montgomery Lane, Suite 800

Bethesda, MD 20814

October 24, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Daniel Crawford

Re:	Request for Acceleration of Effectiveness of

Registration Statement on Form S-3 (File No. 333-267933)

Dear Mr. Crawford:

Northwest Biotherapeutics, Inc., a Delaware corporation (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-267933) (the “Registration Statement”) be accelerated and that it be declared effective October 25, 2022 at 4:00 p.m. Eastern time, or as soon as practicable thereafter, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time.

Please direct any questions regarding this filing to Brian Lane of Gibson, Dunn & Crutcher LLP at (202) 887-3646.

Very truly yours,

/s/ Linda F. Powers

Linda F. Powers

Chief Executive Officer of Northwest Biotherapeutics, Inc.

cc:         Brian Lane, Gibson, Dunn & Crutcher LLP